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SEC

18008395

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

JUN 01 2018

Washington, DC

SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Nation Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A BELL AVENUE, SUITE 100
(No. and Street)

AMARILLO (City) TX (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAT TREAT (806) 353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

400 PINE, SUITE 600 (Address) ABILENE (City) TX (State) 79601 (Zip Code)

RECEIVED 2018 JUN -4 AM 10:19 SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, PAT TREAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREAT NATION INVESTMENT CORPORATION, as of MARCH 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

AMANDA WHITNEY
Notary Public, State of Texas
Comm. Expires 04-04-2022
Notary ID 131516886

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of
National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2018 and 2017

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2018 and 2017

TABLE OF CONTENTS

EideBailly.

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Great Nation Investment Corporation
Amarillo, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Great Nation Investment Corporation as of March 31, 2018, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Great Nation Investment Corporation as of March 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Great Nation Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Great Nation Investment Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

400 Pine St., Ste. 600 | Abilene, TX 79601-5190 | T 325.672.4000 | TF 800.588.2525 | F 325.672.7049 | EOE

Other Matter

The supplemental information included in Schedule I is required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Great Nation Investment Corporation's financial statements. The supplemental information is the responsibility of Great Nation Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adjustments to Prior Period Financial Statements

The financial statements of Great Nation Investment Corporation as of and for the year ended March 31, 2017, were audited by Davis Kinard & Co, P.C., who joined Eide Bailly LLP on December 4, 2017, and whose report dated May 30, 2017, expressed an unmodified opinion on those statements. As discussed in Note 8 to the financial statements, certain errors resulting in overstatements of amounts previously reported for accounts receivables and revenue as of March 31, 2017, were discovered by management of the Company during the current year. Accordingly the 2017 financial statements have been restated to correct this error. Davis Kinard & Co, P.C. reported on the 2017 financial statements before the restatement.

As part of our audit of the 2018 financial statements, we also audited the adjustments described in Note 9 that were applied to restate the 2017 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2017 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 financial statements as a whole.

Eide Bailly LLP

We have served as Great Nation Investment Corporation's auditor since 2018.

Abilene, Texas
May 30, 2018

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2018 and 2017

	2018	2017 As Restated
ASSETS		
Cash and cash equivalents	$ 886,653	$ 851,425
Marketable securities	86,220	69,450
Receivables, fees	16,548	39,374
Prepaid expenses	17,857	43,596
Clearing deposit	25,036	25,000
Total Assets	$ 1,032,314	$ 1,028,845
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$ 26,616	$ 47,964
Accrued and other liabilities	53,468	24,253
Intercompany payable - National Concord Development Corporation	377,204	465,041
Deferred deposits	77,500	120,336
Deferred income tax liability	14,230	930
Total Liabilities	549,018	658,524
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,203,692	1,203,692
Retained earnings (deficit)	(808,926)	(895,467)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	53,530	27,096
Total Stockholder's Equity	483,296	370,321
Total Liabilities and Stockholder's Equity	$ 1,032,314	$ 1,028,845

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For Years Ended March 31, 2018 and 2017

		2018		2017 As Restated
REVENUE				
Brokerage and other fees	$	1,092,500	$	1,158,015
Bond underwriting fees		265,445		101,376
Investment income		4,897		1,899
Other income		820		27,477
Total Revenue		1,363,662		1,288,767
GENERAL AND ADMINISTRATIVE EXPENSES				
Commissions		572,511		659,405
Management fees		492,822		498,086
Other general and administrative		171,843		144,034
Total General and Administrative Expenses		1,237,176		1,301,525
Income (Loss) from Operations		126,486		(12,758)
REALIZED LOSS ON SALE OF MARKETABLE SECURITIES		(20,516)		(3,618)
Income (Loss) Before Provision for Income Tax		105,970		(16,376)
PROVISION FOR INCOME TAX (BENEFIT)		22,451		(5,590)
NET INCOME (LOSS, as restated)		83,519		(10,786)
OTHER COMPREHENSIVE INCOME (LOSS)				
Unrealized gain on securities		57,802		6,203
Reclassification of realized loss on sale of securities		(20,516)		-
Deferred income tax effect		(7,830)		951
Total Other Comprehensive Income		29,456		7,154
COMPREHENSIVE INCOME (LOSS)	$	112,975	$	(3,632)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For Years Ended March 31, 2018 and 2017

	Common Stock		Paid-In	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at March 31, 2016	1,750	$ 35,000	$ 1,203,692	$ (884,681)	$ 19,942	$ 373,953
Net income (loss, as restated)	-	-	-	(10,786)	-	(10,786)
Other comprehensive income	-	-	-	-	7,154	7,154
Balance at March 31, 2017 as restated	1,750	35,000	1,203,692	(895,467)	27,096	370,321
Net income	-	-	-	83,519	-	83,519
Other comprehensive income	-	-	-	-	29,456	29,456
Reclassification of certain income tax effects related to the change in the U.S. statutory federal income tax rate under the Tax Cuts and Jobs Act to retained earnings	-	-	-	3,022	(3,022)	-
Balance at March 31, 2018	1,750	$ 35,000	$ 1,203,692	$ (808,926)	$ 53,530	$ 483,296

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2018 and 2017

	2018	2017 As Restated
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 83,519	$ (10,786)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Loss on sale of marketable securities	20,516	3,618
(Increase) decrease in operating assets:		
Receivables, fees	22,826	(26,055)
Prepaid expenses	25,739	(9,766)
Increase (decrease) in operating liabilities:		
Commissions payable	(21,348)	(447)
Accrued and other liabilities	29,215	1,623
Intercompany payable	(82,367)	(27,523)
Deferred deposits	(42,836)	10,088
Cash Provided (Used) by Operating Activities	35,264	(59,248)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	-	272
Clearing deposit	(36)	-
Cash Provided (Used) by Investing Activities	(36)	272
NET INCREASE (DECREASE) IN CASH	35,228	(58,976)
CASH BALANCE AT BEGINNING OF YEAR	851,425	910,401
CASH BALANCE AT END OF YEAR	$ 886,653	$ 851,425
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES		
Non-cash reduction of intercompany payable	$ (5,470)	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2018 and 2017.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2018 and 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash.

Receivables

Receivables from fees are stated at the amount billed to the customer and are expected to be 100% collected. Thus the Company has not recorded an allowance for doubtful accounts.

Investments

The Company carries investments in marketable equity securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as other income and unrealized gains and losses are reflected as other comprehensive income in the Statements of Comprehensive Income.

Deferred Deposits

Deferred deposits consist of revenues collected in advance as initial deposits from churches that are in the beginning stages of programs for financing via bond sales. Deferred deposits are recognized as revenue when the bonds are issued.

Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net income created an income tax provision of $22,451 which increased the intercompany payable for the year ended March 31, 2018. The Company decreased the intercompany payable and recorded an income tax benefit of $5,590 for the year ended March 31, 2017. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

Continued

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2018 and 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continuation

Income Taxes – Continuation

The Company follows the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification 740-10-50-14. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. As of March 31, 2018 and 2017, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

The Company is required to file a consolidated Form 1120 (U.S. Corporation Income Tax Return) with the Parent which is subject to examination by the Internal Revenue Service (IRS) up to three years from the extended due date of the tax return.

The Company is subject to a state franchise (margin) tax for the years ended March 31, 2018 and 2017. The Company is included in the combined reporting for the consolidated group and franchise tax was paid by the Parent. Any estimated franchise tax liabilities of the Company at March 31, 2018 and 2017 would not be material to these financial statements.

Revenue Recognition

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date. Brokerage and other fees are recognized when bonds are issued by the underwriter.

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Operations. Certain other expenses are directly reimbursed by the Company to the Parent.

Advertising Expense

The Company expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2018 and 2017 was $-0- and $487, respectively.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, which provides a framework for revenue recognition and supersedes or amends several of the revenue recognition requirements in FASB Accounting Standards Codification (ASC) 605, *Revenue Recognition*, as well as guidance within the 900 series of industry-specific topics, including FASB ASC 940, *Financial Services—Brokers and Dealers*. The standard applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance or lease contracts). The standard applies to fiscal periods beginning after December 15, 2018. The Company is currently assessing the future impact this standard may have on its financial condition, results of operations and cash flows.

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2018-02, *Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income*. ASU 2018-02 was issued to address the income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed the Company's income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption was permitted. The Company early adopted ASU 2018-02 and reclassified its stranded tax credit of $3,470 within accumulated other comprehensive income to retained earnings.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2018 and 2017, the Company had net capital of $429,471 and $271,599, respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2018	2017
Corporate stocks, at cost	$ 18,460	$ 38,976
Cumulative unrealized gains	67,760	30,474
Fair value	$ 86,220	$ 69,450

The available-for-sale securities are reported as marketable securities in the Balance Sheets.

	2018	2017
Change in unrealized gain on securities	$ 57,802	$ 6,203

Changes in unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Comprehensive Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred income tax liability at March 31, 2018 and 2017 was $14,230 and $930, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains (losses) on available-for-sale securities, $-0- and $6,203, respectively. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

Continued

NOTE 5 - INCOME TAXES - Continuation

The components of the provision for income taxes for the years ended March 31, 2018 and 2017 are as follows:

	2018	2017
Federal		
Current taxes (benefit)	$ 22,451	$ (5,590)
Provision for income taxes (benefit)	$ 22,451	$ (5,590)

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law with sweeping modifications to the Internal Revenue Service Code. The primary change for the Company was to lower the corporate income tax rate to 21% from 35%. The Company's deferred income tax liability was re-measured based on the income tax rules at which they are expected to reverse in the future, which is now generally 21%. Income tax rate changes in deferred tax liability related to amounts recorded in accumulated other comprehensive income were reclassified from accumulated other comprehensive income to retained earnings.

NOTE 6 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The table below presents the investments measured at fair value on a recurring basis as of March 31, 2018 and 2017:

	2018	2017
Marketable securities:		
Level 1	$ 86,220	69,450
Level 2	-	-
Level 3	-	-
Total	$ 86,220	$ 69,450

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2018 and 2017

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is involved in transactions with affiliated companies. The following represents assets, liabilities, revenues and expenses with the related parties:

	2018	2017
Payable to affiliated entities	$ 377,204	$ 465,041
Management fees paid to affiliated entity	$ 492,822	$ 498,086

NOTE 8 – PRIOR PERIOD ADJUSTMENT

The Company identified misstatements within the financial statements for the year ended March 31, 2017 related to brokerage receivables and brokerage fee revenue of $22,848 that were not recorded. The following is a summary of the restatements in the Company's financial statements:

	As Previously Reported	Adjustment	As Restated
Balance Sheet As of March 31, 2017			
Receivables, fees	$ 16,526	$ 22,848	$ 39,374
Total Assets	1,005,997	22,848	1,028,845
Retained earnings (deficit)	(918,315)	22,848	(895,467)
Statement of Operations and Comprehensive Income for year ended March 31, 2017			
Brokerage and other fees	1,135,167	22,848	1,158,015
Total Revenue	1,265,919	22,848	1,288,767
Income (Loss) from Operations	(35,606)	22,848	(12,758)
Net Income (Loss)	(33,634)	22,848	(10,786)
Comphrensive Income (Loss)	(26,480)	22,848	(3,632)
Statement of Cash Flows for year ended March 31, 2017			
Net Income (Loss)	(33,634)	22,848	(10,786)
(Increase) in Receivables, fees	(3,207)	(22,848)	(26,055)

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 30, 2018, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2018 and 2017

	2018	2017
Total stockholder's equity	$ 483,296	$ 370,321
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	483,296	370,321
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	483,296	370,321
Deductions and/or charges:		
A. Non-allowable assets:		
Total receivables	16,548	39,374
Less receivables from/add payables to clearing agent, less than 30 days	248	(761)
Less negative clearing deposit requirement amount	36	
Prepaid expenses	17,857	43,596
Investment account balance with no PAIB agreement	-	-
Total non-allowable assets	34,689	82,209
B. Secured demand note deficiency	-	-
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	-
D. Other deductions and/or charges	-	-
Total deductions and/or charges	34,689	82,209
Net capital before haircuts on securities positions	448,607	288,112
Haircuts on securities positions:		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		
1. Exempt securities	19,136	16,513
Total haircuts on securities positions	19,136	16,513
Net Capital	$ 429,471	$ 271,599

Continued

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2018 and 2017

Continuation

	2018	2017
Aggregate Indebtedness:		
Total liabilities from statements of financial condition (net of deferred income taxes)	$ 534,788	$ 657,594
Add:		
A. Drafts for immediate credit	-	-
B. Market value of securities borrwed for which no equivalent value is paid or credited	-	-
C. Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 534,788	$ 657,594
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$ 35,653	$ 43,840
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net capital requirement (larger of above)	$ 100,000	$ 100,000
Excess net capital	$ 329,471	$ 171,599
Net capital less 120% of minimum dollar net capital requirement	$ 309,471	$ 151,599
Percentage aggregate indebtedness to net capital	125%	242%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A	N/A

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
March 31, 2018 and 2017

	2018	2017
Net capital per unaudited 11A Focus Report, as reported March 31, 2018 and 2017	$ 454,620	$ 244,095
Audit adjustments	(25,149)	27,504
Net capital, per Schedule I	$ 429,471	$ 271,599

EideBailly
CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Great Nation Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Great Nation Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Nation Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Great Nation Investment Corporation stated that Great Nation Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Great Nation Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great Nation Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Abilene, Texas
May 30, 2018

GREAT NATION INVESTMENT CORPORATION
5408-A Bell • Amarillo, TX 79109 • (806) 353-6767 • (800) 642-4642 • Fax: (806) 353-9631 • www.greatnation.com

Exemption Report 04/01/2017 to 03/31/2018

Pursuant to new SEC regulations starting June 1, 2014, Non-carrying broker-dealers will be required to prepare an exemption report, and the independent public accountant will prepare a review report commenting on the assertions made by the broker-dealer.

1. The exemption under which the broker-dealer operated –
    a. Great Nation Investment Corporation is claiming an exception from our FOCUS Report under (k)(2)(i) – "Special Account for the Exclusive Benefits of customers".

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 (k)(2)(i) throughout the year –
    a. Great Nation Investment Corporation certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending March 31, 2017.

3. Documentation provided to auditor for inspection:
    a. FINRA Membership agreement
    b. Form BD
    c. FOCUS report
    d. Supervisory Procedures
    e. Review of Controls
    f. Cash Logs

Date: May 23, 2018

B Pat Treat

B Pat Treat, Chief Executive Officer

EideBailly
CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Great Nation Investment Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the (Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Great Nation Investment Corporation (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2018, with the Total revenue amounts reported in Form SIPC-7 for the year ended March 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting immaterial differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Abilene, Texas
May 30, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 03/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GREAT NATION INVESTMENT CORPORATION
5408 BELL BLDG A, SUITE 100
AMARILLO, TX 79109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

AMANDA WHITNEY (806) 353-6767

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$1807
B.	Less payment made with SIPC-6 filed (exclude interest) 10-17-2017 (Date Paid)	(1012)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	795
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$795
G.	PAYMENT: √ the box Check mailed to P.O. Box [✓] Funds Wired [ ] Total (must be same as F above) $795	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Great Nation Investment Corporation
(Name of Corporation, Partnership or other organization)

Amanda Whitney
(Authorized Signature)

Dated the *25* day of *May*, 20*18*.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: